

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2015

Ioan Hossu
Chief Executive Officer and Director
IHO-Agro International Inc.
3101 Portofino Point, Unit 04
Coconut Creek, FL 33066

  Re: IHO-Agro International Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed July 9, 2015
    File No. 333-203056

Dear Mr. Hossu:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2015 letter.

Exhibit 5.1

1. We note your response to comment 9. Because the shares underlying the warrants are not yet issued, please have counsel add an opinion that, once the warrants are exercised, the shares underlying the warrants will be legally issued, fully paid, and non-assessable.

Ioan Hossu
IHO-Agro International Inc.
July 14, 2015
Page 2

You may contact William H. Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202.551.3621 or me at 202.551.3264 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin, Esq.